Amfil Technologies Inc. (Formerly Technical Ventures Inc.)

To The Board of Directors:

I do hereby submit my formal resignation as Director, President and CEO of Amfil Technologies Inc..

I do so for personal reasons.

Accordingly therefore, and in accordance with the signing of our agreed Letter Of Understanding dated May 26th, 2011; and further, that as soon as the corporation is legally able, to issue and deliver to me, Two Million (2,000,000) Restricted Common Stock of the Corporation bearing my name as beneficial owner of said shares.

I further understand that upon issue and receipt of these shares that the Letter Of Understanding has been fulfilled with no further implications and commitments between myself and Amfil Technologies Inc. .

Yours truly,

Noel N. Nedrick

550 Ontario Street, Suite 509

Toronto, Ontario Canada

M4X 1X3